Exhibit 4.1
NOTICE OF WITHDRAWAL OF
REDEMPTION NOTICE
BY
GNC CORPORATION
To the Record Holders of the 12% Series A Exchangeable Preferred Stock of GNC Corporation:
     GNC Corporation (the “Company”) sent a conditional Notice of Redemption dated July 7, 2006 (the “Notice”) to the record and beneficial holders of the Company’s 12% Series A Exchangeable Preferred Stock, par value $0.01 per share, (the “Series A Preferred Stock”) announcing the Company’s intention to redeem all outstanding shares of the Series A Preferred Stock (the “Redemption”). The Notice stated that the Redemption was conditioned upon the closing of the proposed initial public offering of shares of the Company’s common stock (the “Proposed IPO”) and that the Redemption would occur on the fifth business day following the closing of the Proposed IPO. The Notice also stated that an additional notice would be sent to the record holders of the Series A Preferred Stock announcing the closing of the Proposed IPO.
     The Company has determined to postpone the Proposed IPO due to current market conditions. Due to the postponement of the IPO, the Redemption cannot occur within the required 60 days of the Notice and, accordingly, the Company hereby withdraws the Notice.

August 24, 2006
GNC CORPORATION
	By:	/s/ Joseph Fortunato Joseph Fortunato President and Chief Executive Officer